UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

December 3, 2021

(Date of Report (Date of earliest event reported))

Multi-Housing Income REIT, Inc.

(Exact name of registrant as specified in its charter)

Maryland	82-3405225
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

9050 North Capital of Texas Highway, Suite 320, Austin, TX	78759
(Address of principal executive offices)	(Zip Code)

(512) 872-2898
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

SALE OF INTEREST IN CG CAI DALLAS

In November of 2021, we sold our interest in Casoro Chronos, LP for $903,098.79.

TERMINATION OF OFFERING

The Company’s offering under this Offering Statement is now closed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 30th, 2021.

MULTI-HOUSING INCOME REIT, INC.
DBA Upside Ave

By:	Casoro Capital Partners, LLC

By:	/s/ Yuen Yung
Yuen Yung
Chief Executive Officer

DATED: December 3nd, 2021

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